John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

October 31, 2017

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Hamill:

On October 4, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Preliminary proxy statement on Schedule 14A. The proxy statement was filed for the purpose of soliciting the vote of shareholders of the Global Strategic Income Fund (the “Fund”), a series of the Trust, on the approval of a new advisory agreement, sub-advisory agreement, and revisions to the Fund’s investment objective.

We received comments from you relating to the proxy statement. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Definitive Proxy Statement. The Definitive Proxy Statement will include responses to the comments as described in this letter.

Shareholder Letter

1.
Comment:     The second paragraph in the letter discloses that the proposed sub-adviser has an established relationship with the proposed adviser. Please explain what the relationship is as it appears that Mission is a newly organized adviser.

Response: The Trust has revised the disclosure to address your comment.

2.	Comment: Please indicate the specific web page (not only the website) where proxy materials will be available.

Response: The Trust has revised the disclosure to address your comment.

Introduction

3.	Comment: The last paragraph indicates that each whole share is entitled to vote. Please clarify whether this applies to each class.

Response: The Trust has revised the disclosure to address your comment.

     Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 31, 2017

Introduction and Background

4.
Comment:      In the first paragraph, the disclosure states that the current adviser, CCM, is no longer willing to be the adviser to the Fund. The language is worded in a way that seems this preference is coming from CCM. If there is a reason Shikiar also does not want to provide services in the future, please also provide.

Response: The Trust has revised the disclosure to address your comment.

5.
Comment:      The bullet-point items note certain changes that the Board has already approved and that do not require shareholder approval. Please note underneath the bullet-point list any sort of contingencies if any of the proposals do not pass.

Response: The Trust has revised the disclosure to address your comment.

6.	Comment: In the bullet point that notes the change to the Fund name, see also page 9 where the term “Mission-Auour Fund” is used but never defined. Consider defining it in the bullet point list.

Response: The majority of the proxy disclosure refers to “Fund” so the Trust has determined to not define the Fund as “Mission-Auour Fund” as that term was only used twice.

Proposal 1

7.	Comment: Under the section titled “Proposed New Adviser,” please include the month of the adviser’s inception since it is newly organized.

Response: The Trust has revised the disclosure to address your comment.

8.
Comment:      The disclosure notes that Mission does not advise other investment companies with similar objectives to the Fund. Please add disclosure to the effect of whether Mission advises any other investment companies.

Response: The Trust has revised the disclosure to address your comment.

9.
Comment:      Please review the defined terms under the section titled “Comparison of Commonwealth Advisory Agreement and New Advisory Agreement” as they shift between “New Agreement” and “New Advisory Agreement.”

Response: The Trust has revised the disclosure to address your comment.

10.
Comment:      In the section titled “Comparison of Commonwealth Advisory Agreement and New Advisory Agreement,” it is noted that Mission is subject to a different standard of care. Please explain this to make clear which standard is higher.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 31, 2017

11.
Comment:       In the section titled “Material Terms of the New Advisory Agreement,” please clarify when this agreement will become effective. In this section, the disclosure indicates that the New Advisory Agreement will become effective upon approval by Fund shareholders and later in the proxy statement, it notes approval is one day following shareholder approval. Further, the date of the agreements in the appendices state January 1, 2018. Please clarify.

Response: The Trust has revised the disclosure to address your comment.

12.
Comment:      In the section titled “Material Terms of the New Advisory Agreement,” please clarify if the fees to be paid to Mission will be within the first 5 business days following month-end as they were for CCM.

Response:      The Trust notes that compensation payable to CCM under the terms of the Commonwealth Advisory Agreement were to be paid on the first business day after the month in which they were earned. Whereas, the New Advisory Agreement does not specify the number of days within which the fee must be paid. The Trust is of the view that the fees will be paid promptly after each month-end. The Trust does not believe this is a material term but it has noted the difference in the disclosures.

13.
Comment:      In the Fund’s footnote discussing the fee waiver, please revise to disclose that, if accurate, the recoupment is permissible within three years from the date of its waiver or reimbursement. Additionally, please confirm that the Trust considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Finally, please confirm that the Trust performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response:       The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser (i.e., Mission) has agreed to waive its fees or reimburse the Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 31, 2017

14.	Comment: Please correct the typo in the last large paragraph of the section titled “Material Terms of the New Advisory Agreement.”

Response: The Trust has revised the disclosure as you have requested.

15.
Comment:      In the second to the last paragraph in the section titled “Material Terms of the New Advisory Agreement,” please remove “slightly” before “different” as this differs from the standard of care disclosure on the prior page.

Response: The Trust has revised the disclosure as you have requested.

16.
Comment:      Item (v) of the fifth paragraph of the section, “Board Considerations of the New Advisory Agreement and New Sub-Advisory Agreement” refers to an “on-going” relationship between Mission and Auour. Please describe what this is. It is not clear if the two advisers have an on-going relationship or they are contemplating one. The notion of this on-going contemplated relationship is described in several places throughout the proxy statement and needs to be clarified in at least one place.

Response: The Trust has revised the disclosure to address your comment.

17.
Comment:      In paragraph 1 of the 15C Disclosure, there is a discussion about the affiliated relationships of Mission, including compliance consulting services. Please explain what the reference to affiliated relationships means. Further, please provide an example of what “leveraging resources” from those affiliations would be. It is noted that the Board considered such “leveraging resources.”

Response: The Trust has revised the disclosure to attempt to address your comment.

18.
Comment:      Pursuant to Instruction 1 to Item 22(c)(11) of Schedule 14(a) listing the factors followed by a conclusory statement may not be sufficient disclosure. Please revise the disclosure in the section on “Board Considerations of the New Advisory Agreement” (the “15C Disclosure”) to try to relate the factors to the specific circumstances of the Fund or the proposed advisers. For example, in addition to saying that the Board considered staffing, personnel and methods of operation, relate this to the advisers noting specifically what the Board considered about staffing and personnel and how it was determined to be adequate. The Staff notes that Mission is a new adviser with only three members. It does not seem that Mission has an operating history or experience monitoring sub-advisers so that information should be disclosed.

Response:      The Trust disagrees with the general nature of the first part of the comment and does not believe that the disclosure is inadequate. The Trust notes that it has included the major factors (e.g., nature, extent and quality of services) that are required to be addressed in this disclosure and the Board’s conclusion about each such major factor. The Trust notes that the SEC releases proposing and adopting this disclosure requirement do not require a separate conclusion about each piece of information considered with respect to each major factor. Rather, the regulatory requirement is to disclose “how” the Board considered the particular factors. The Trust believes that disclosure on “how” it considered the major factors is adequately disclosed in that the disclosure, in great detail, identifies the information with

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 31, 2017

respect to each major factor that was considered by the Board. Then the disclosure, with respect to each factor, very specifically notes that the Board drew a particular conclusion based on those informational inputs. Notwithstanding, the Trust has attempted to enhance the disclosure to address the first part of your comment, as well as the second part of your comment.

19.	Comment: In regard to factor 2 of the 15C Disclosure, please list the actual operating time of the Fund as “significant” is a vague term.

Response: The Trust is declining to take this comment as it does not believe the specific operating time is relevant or material to the particular disclosure.

20.	Comment: Please note in factor 2 of the 15C Disclosure, the specific rules that have allowed Mission to drop the Fund’s prior performance. Please explain how those rules are applicable.

Response:       While the Trust will be dropping the Fund’s prior performance in the prospectus, as permitted by Instruction 4 to Item 4(b)(2) of Form N-1A, the Trust has revised the disclosure to remove reference to the “applicable rules.”

21.
Comment:       In regard to factor 2 of the 15C Disclosure, please explain the significance to the Board of Mission being able to drop the Fund’s performance. If the Fund was not performing well, was this a consideration as to why they wanted the performance to be dropped?

Response: The Trust has revised the disclosure to indicate that the prior performance of the Fund was not relevant to a consideration by the Board of this factor.

22.	Comment: At the end of factor 2 of the 15C Disclosure, there is no board conclusion. Please add this in.

Response: The Trust has revised the disclosure to address your comment.

23.	Comment: In regard to factor 3 of the 15C Disclosure, please explain what is meant by the below sentence. Please make clear the potential benefit to Auour and revise in plain English.

The Board also considered potential benefits for Mission and Auour in managing the Fund and, in particular, noted that Auour may benefit by being able to place accounts beneath its separate account minimum into the Fund.

Response: The Trust has removed this disclosure from factor 3. This consideration was inadvertently placed in this factor’s disclosure. The information is already covered in the factor 5 disclosure.

24.	Comment: In regard to factor 3 of the 15C Disclosure, please revise the below sentence and explain what the Fund’s peer group is; is this the proposed peer group following the changes to the Fund?

The Board noted that the overall expense cap for the Fund was set at 1.20%, which would place the Fund in the top quartile of the peer group.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 31, 2017

25.	Comment: In regard to factor 3 of the 15C Disclosure, does the reduction in the expense cap place the Fund in the top quartile of the current peer group or expected peer group.

Response: The Trust has addressed this comment in the revisions made for Comment #24.

26.
Comment:      In the last sentence of factor 3 of the 15C Disclosure, please delete “as well as those paid to Auour” as it could be inferred that Auour is being paid twice – once by the adviser and once by the Fund.

Response: The Trust has revised the disclosure to address your comment.

27.	Comment: In the last sentence of factor 4 of the 15C Disclosure, the word “reasonable” is presented twice. Please correct.

Response: The Trust has revised the disclosure to address your comment.

28.
Comment:      In regard to the factor 5 of the 15C Disclosure, it is noted that the Board considered matters such as the experience and ability of advisory personnel. Please make clear that Mission is a newly formed and newly registered entity. If the adviser has no prior experience running a fund or supervising a sub-adviser that should be made clear.

Response: The Trust has revised the disclosure to address your comment. The Trust notes that this disclosure (as revised) has been moved factor 1 of the 15C Disclosure

29.	Comment: In regard to factor 5 of the 15C Disclosure, explain which relevant policies were considered in each of the Form ADVs of the adviser and sub-adviser by the Board.

Response:      The Trust has the disclosure in this section. Additionally, in response to this comment, the Trust has added other examples of polices that deal with conflicts of interest. The Trust does not believe that listing every policy that in some manner address conflicts of interest and is addressed in the Adviser’s and/or Sub-Adviser’s Form ADV or other policies and procedures would be meaningful. The Trust has added few more examples of the types of policies.

30.	Comment: In regard to factor 5 of the 15C Disclosure also refers to the affiliations of Mission – it is not clear from the disclosure what those affiliations are. Please clarify.

Response: The Trust has revised the disclosure to attempt to address your comment.

31.	Comment: Please explain why the last sentence in the paragraph following the factor 5 of the 15C Disclosure refers to a one-year term.

Response: The Trust has revised the disclosure to indicate that the approval of the agreements is for an initial two-year period.

32.	Comment: In the section titled “Changes to the Principal Investment Strategies and Other Changes,” please explain what areas of expertise Auour has that are being referenced.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 31, 2017

33.
Comment:      In the section titled “Changes to the Principal Investment Strategies and Other Changes,” please include, prior to the fee table, disclosure that makes clear that this fee table relates to fees and expenses that would be in place following approval by shareholders of the new investment adviser and sub-adviser, as well as the new investment strategy structure.

Response: The Trust has revised the disclosure to address your comment.

34.
Comment:      Please add the current fee and expense table for the Fund so that a shareholder may make a comparison for his or herself of the costs savings suggested with the changes to the adviser and sub-adviser.

Response: The Trust has revised the disclosure to address your comment.

35.
Comment:      In footnote 1 to the fee table, there is disclosure indicating that there have been fee modifications to the contractual arrangements of certain fund service providers. Please confirm in the response letter that any relevant material contracts that are noted here either have been filed or will be filed as exhibits to the Fund’s registration statement.

Response: The Trust will file any modified agreements with the relevant services providers as exhibits to the Trust’s registration statement.

Proposal 2

36.
Comment:      In the section titled “Material Terms of the New Sub-Advisory Agreement,” please reconcile the termination provision in the sub-advisory agreement that refers to 60 and 90 days while it seems like the agreement shown in the Appendix provides for six months’ notice.

Response: The Trust has revised the disclosure to address your comment.

37.
Comment:      The discussion on Mission and Auour talks about “contemplating an on-going  relationship” pursuant to a separate agreement. Has this separate agreement been executed? If so, please indicate the name of the agreement and when it was executed in the discussion. Further, in the response letter please confirm to the Staff that this agreement has been or will be filed as an exhibit to the Trust’s registration statement.

Response:      The agreement does not have a name – rather, it is simply a letter agreement between Mission and Auour. The agreement was executed October 2, 2017 – disclosure to this effect has been added. The letter agreement will not be filed as an exhibit to the Trust’s registration statement as the Trust is of the view that there is no requirement to file such agreements.

38.
Comment:      In the section titled “Board Considerations of the New Sub-Advisory Agreement,” please bold or emphasize in some way that the discussion of the considerations appears previously in Proposal 1.

Response: The Trust has revised the disclosure to address your comment.

39.
Comment:      Under the section titled “Portfolio Management,” please review the bullet point for Mr. Doerr. The disclosure states that Mr. Doerr has been with Auour for three years and above this disclosure it states that all three portfolio managers have been with Auour for four years. Please confirm which timing is accurate.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 31, 2017

Proposal 3

40.
Comment:      In the second paragraph in this section, the Staff questions whether it is accurate to say that the Trust, Mission and Auour are all proposing that that the objective be changed. Would it be more appropriate to say that the Trust is proposing this?

Response: The Trust has revised the disclosure to address your comment.

41.	Comment: Please specify the notice period that shareholders would receive if there was a change to the Fund’s objective once it becomes non-fundamental.

Response: The Trust has revised the disclosure to address your comment.

42.
Comment:      Please disclose what would happen to the Fund’s investment strategy implementation if Proposal 1 and 2 are not approved i.e., would the Fund still implement the strategy changes under the interim advisory agreement. Please represent in the response letter, if the Trust believes the investment objective is broad enough currently to allow for the implementation of the new strategies.

Response:      The Trust has revised the disclosure to address your comment. The newly proposed  investment adviser and sub-adviser (i.e., Mission and Auour) have indicated to the Trust that the current objective is broad enough to implement to allow for the implementation of the new strategies.

43.	Comment: Please disclose if Proposal 3 is contingent on anything else that may not be a proxy proposal like the name change or strategies change that have already been approved by the Board.

Response: The Trust has revised the disclosure to address your comment.

44.
Comment:      Following proposal 3, there is Form N-1A Item 4 disclosure. The Staff is not confident that this would aid an investor’s understanding of what is happening with the Fund. If shareholders are not being asked to vote on these strategy changes, the Trust may want to consider removing it. In the event that the Trust does not remove this disclosure on the new strategies and risks (Item 4) for the Fund, please make it clear in this section that these changes have already been approved by the Board and are not subject to shareholder vote. If the disclosure remains in the proxy, the Staff has the following comments. The Trust should note that the Staff is aware of the 485A filing made by the Trust that includes this Item 4 disclosure and it has not yet begun its review of that filing at this time. As such, the Staff will likely have further comments on this Item 4 disclosure.

Principal Investment Strategies

(a)      Comment:      Given that Rule 35d-1 is implicated due to the term “equity” being in the Fund’s name, the Staff would expect to see in the strategy section the required 80% test disclosure. Further, given that the Fund’s name contains the term “global”, the Staff would also expect to see disclosure as to the global investments the Fund intends to make and how they are economically tied to countries throughout the world.

(b) Comment: If the disclosure is to remain in the proxy, please change the use of the present tense as it may be confusing to investors who are reading the proxy statement. For example, the

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 31, 2017

disclosure states that “Auour acts as sub-adviser of the fund.” Make clear the timing of the implementation of the strategies and that they are not in effect at the time shareholders will receive their proxy statement.

(c) Comment: Does the term “including emerging funds” mean “emerging markets funds”? Please clarify.

(d)      Comment:     It is noted that the Fund may invest in options on equity securities. Please clarify by specifying which types of options the Fund will use and how they will be used; for example, to hedge or to speculate or both. Please disclose if the Fund may purchase or write options or both.

(e)      Comment:     The second paragraph of the strategy discusses “three facets of investing.” Please add to this disclosure “the Adviser believes will drive performance...” so that it is clear that these are the Adviser’s views.

(f) Comment: In the below sentence, please specify in whose belief the language refers to:

At the heart of the Regime-Based Investing is the believe that market conditions will vary throughout the investment cycle and that the asset allocation should adjust accordingly.

(g) Comment: In the disclosure presented below the “Regime-Based Investing” graphic, please explain what is meant by the overall global market. Does it mean overall equity market? Please specify.

(h)      Comment:     Please explain in plain English what “delink” means in the sentence: “In times of expected market duress, the intent is to delink from market movements through the use of cash allocations, with the potential of a 100% cash allocation in the most extreme instances.

(i)      Comment:     In the graphic titled “Auour Regime Model” in the lower left corner with the four dashes, please add language noting that the factors used are not exhaustive, i.e, “factors used include but are not limited to.”

(j) Comment: In the graphic of the brain, underneath the picture consider removing the word “sophisticated.”

(k)      Comment:     In the following sentence, consider adding that the sub-adviser believes holding between 10-20 securities offers broad exposure: “The Fund will normally hold between 10 and 20 securities, offering a broad exposure to the global equity markets.”

(l)      Comment:     The disclosure notes that the ARM model is updated daily but please disclose when the sub-adviser will re-balance. Further, will the re-balancing create sufficient portfolio turnover to warrant adding the risks associated with portfolio turnover to the risk discussion?

(m) Comment: Please explain, in the paragraph beginning with “The Fund has the flexibility to invest in any combination of the securities ....” what is meant by “investment category.”

Principal Risks

(n)      Comment:     The Staff noticed certain investment types that are listed in the strategies section without any corresponding risk factor. Please consider adding disclosure on the risks associated with preferred securities, convertible securities, bank loans, and leverage.

     Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 31, 2017

(o)      Comment:      As noted previously, if the Trust determines to retain the Item 4 disclosure with regard to principal risks, please also note that the risks are applicable whether or not Proposal 3 is approved, if that is the case.

(p)      Comment:      It appears to the Staff that certain of the strategies are subject to interest rate risk such as investments in master limited partnerships (“MLPs”). Please include in any discussion on interest rate risk, disclosure on the current risk environment.

(q)      Comment:      In the section titled “Options Risk,” in the third to the last sentence, there is disclosure specifying the risks that the Fund will seek to manage. Insert “through its investments in options, including the following.....” to that disclosure.

Response:       The Trust has determined to remove the Item 4 disclosure at this time. Further, the Trust will consider your comments (a) through (q) and include them in the response letter it will prepare once the Staff provides all comments on the 485A filing for the Fund.

Further Information About Voting and the Special Meeting

45.
Comment:       In the section titled “Shareholder Proposals,” please clarify what is meant by “received within a reasonable time.” Further, please also clarify what is meant by the next meeting of shareholders – does this refer to the meeting scheduled for December or a meeting following that meeting.

Response: The Trust has revised the disclosure to address your comment.

46.
Comment:      In the section titled “Proxy Solicitation Costs,” will solicitation by AST Fund Solutions involve means other than by mail? If so, please describe any other methods to be used by AST Fund Solutions to solicit security holders. Further, if only mail will be utilized, please confirm this to the Staff in your response.

Response: The Trust has revised the disclosure to address your comment.

47.	Comment: Please ensure that the Trust completes all blanks in the proxy statement before filing, i.e., completion of the record date information.

Response: The Trust will ensure that any blanks in the proxy statement will be completed before the definitive version of the proxy statement is filed with the SEC.

Appendix A-1

48.
Comment:      Please explain why the agreement in Appendix A-1 is dated for January 1, 2018 when the proxy statement seems to suggest the agreement will go into effect the day following the shareholder meeting which is to occur on December 8, 2017.

Response: The date of January 1, 2018 was included in error. The Trust has revised the disclosure.

49.	Comment: Please explain why page A-10 (fee schedule) has a date of January 1, 2018.

Response: See response to Comment #48 above.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 31, 2017

50.	Comment: Please respond to Comment #48 and #49 as it applies to Appendix B-1.

Response: See response to Comment #48 above.

Proxy Card

51.
Comment:      The proxy card states that it is solicited on behalf of the World Funds Trust Trustees. Please bold the name of the person(s) soliciting the proxy so that it is noticeable and stands out to an investor.

Response: The Trust has revised the disclosure as you have requested.

*     *     *     *     *     *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively